STATSURE DIAGNOSTIC SYSTEMS, INC.
(FORMERLY KNOWN AS SALIVA DIAGNOSTIC SYSTEMS, INC.)

EXHIBIT 11.5

COMPUTATION OF EARNINGS PER COMMON SHARE

	2005	2004
Basic earnings (loss):

Net loss	$(2,560,673)	$(280,482)

Shares:
Weighted common shares outstanding	31,455,217	30,509,700

Basic and diluted loss per share	$(0.08)	$(0.01)